Exhibit 99.1

GasLog Partners LP Closes New Loan Agreement, Refinancing 2019 Debt Maturity And Increasing Available Liquidity

Monaco — March 8, 2019 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) is pleased to announce the closing of a new loan agreement (the “2019 GasLog Partners Facility”), which successfully refinances the debt facility (the “Partnership Facility”) that was due to mature in November 2019.

On March 7, 2019, GasLog Partners and certain subsidiaries of the Partnership closed a loan agreement with Credit Suisse AG acting as Global Co-ordinator and Mandated Lead Arranger, Nordea Bank ABP, filial I Norge as Mandated Lead Arranger, security agent and trustee, Development Bank of Japan, Inc. and Iyo Bank, Ltd. Singapore Branch, for a credit facility for up to $450 million with a tenor of five years.

The 2019 GasLog Partners Facility has been partially drawn on closing to refinance in full the outstanding amounts under the Partnership Facility, which totalled $360 million at December 31, 2018.  As a result, the new facility delivers $90 million of incremental headroom which, if drawn, could provide additional liquidity for general corporate purposes, including potential future acquisitions. Interest on the new facility is payable at a rate of LIBOR plus 2.0-2.2% which represents a reduced margin above LIBOR compared to the previous Partnership Facility. The Partnership has also secured an improved covenant package in the 2019 GasLog Partners Facility.

The vessels covered by the 2019 GasLog Partners Facility are the GasLog Shanghai, GasLog Santiago, GasLog Sydney, Methane Rita Andrea and Methane Jane Elizabeth. It provides for an amortising revolving credit facility which can be repaid and redrawn at any time, subject to certain conditions. The total amount available under the facility reduces in 20 equal quarterly amounts of $7.4 million with a final maximum balloon payment of $302.9 million on maturity.

The 2019 GasLog Partners Facility is subject to certain obligations, financial covenants and restrictions, and contains customary events of default. Further detail is provided in the GasLog Partners Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on February 26, 2019.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. Upon closing of the GasLog Glasgow acquisition, GasLog Partners’ fleet will consist of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive office is located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com